Press Release

RedHill Biopharma Announces First Half 2025 Financial Results and Operational Highlights

Extensive strategic, financial and operational overhaul has reshaped and refocused our business; Strong progress on multiple fronts

Commercial and R&D Highlights:

•	Recruitment initiated in the Bayer-supported Phase 2 combination study of opaganib and darolutamide in advanced prostate cancer
•

Positive U.S. Food and Drug Administration (FDA) feedback on pathway to approval for RedHill’s next-generation Crohn’s disease program with RHB-204 - planned to be the first ever clinical study in a defined Mycobacterium avium subspecies paratuberculosis infected (MAP-positive) Crohn’s disease (CD) patient population

•	Increased Talicia net revenues and units sold as compared to first half 2024 - achieved with significantly reduced resources
•	Talicia U.S. formulary wins securing 8 million additional covered lives, taking the total to more than 204 million lives
•	UK Marketing Authorization Application (MAA) for Talicia® submission imminent and expected to be in time for potential approval this year
•	Ex-U.S. Talicia: cash inflows from first sales milestone and from royalties, majority received post–balance sheet date
•	Up to $60 million global (ex-North America) RHB-102 out-licensing deal signed with Hyloris Pharmaceuticals

Corporate and financial highlights:

•	Gross profit doubled compared to first half 2024
•	59% increase in net revenues in first half of 2025 to $4.1 million, up from $2.6 million in first half of 2024
•	Enhanced financial stability with up to approximately $13.5 million available to the Company through At-the-Market (“ATM”) and Any Market Purchase agreements
•	Cash balance of $3 million as of June 30, 2025[1]
•	Further 19% reduction in cash burn following the previous year’s 74% reduction
•	Net cash used in operations in first half of 2025 dropped to $5 million from $6.2 million in first half of 2024

•

Following RedHill’s approximately $8.25 million including interest New York Supreme Court summary judgment win against Kukbo (appeal to be heard this month), the Court also awarded RedHill approximately $1.82 million including interest in legal costs and expenses. RedHill also won an attachment grant in the Korean courts, preventing Kukbo asset disposal prior to enforcement

TEL AVIV, Israel and RALEIGH, NC, September 5, 2025, RedHill Biopharma Ltd. (Nasdaq: RDHL) (“RedHill” or the “Company”), a specialty biopharmaceutical company, today reported its first half of 2025 financial results and operational highlights for the six months ended June 30, 2025.

Dror Ben-Asher, RedHill’s Chief Executive Officer, said: “Last year’s extensive strategic, financial and operational overhaul has reshaped and refocused our business, and our first half of 2025 results show strong progress on multiple fronts. Our predominantly externally funded research and development programs are advancing positively. The Bayer-supported Phase 2 study of opaganib and darolutamide has started recruiting patients. We now have an FDA green light for our planned groundbreaking Crohn’s program with RHB-204 - the first ever in a wholly MAP-positive population, presenting a new potential treatment approach - with an innovative design enabling a smaller sample size, lower study costs and faster time to completion. Commercially, the much-streamlined commercial team has achieved increased Talicia revenues with significantly reduced resources. The commercial team continues to break new ground with new Talicia formulary wins. Equally important is the progress being made with Talicia’s geographic expansion with the potential for a UK Marketing Authorization Application approval this year, first ex-U.S. Talicia sales milestone and royalty payments received and active discussions to secure additional non-dilutive ex-US licensing revenue streams advancing. We have also secured an up to $60 million RHB-102 out-licensing deal to Hyloris Pharma. The significant progress we have made so far this year is largely due to our focused and committed team, and to the quality of programs we are advancing – both R&D and commercial. We have achieved important legal successes and built strong momentum and are working towards the delivery of additional key near-term catalysts to further accelerate our growth trajectory.

Financial results for the six months ended June 30, 2025 (Unaudited)2

Net Revenues for the first half of 2025 were $4.1 million, compared to $2.6 million for the first half of 2024. Talicia net revenues for the first half of 2025 were $3.8 million, up from $3.5 million in the same period of 2024. This included U.S. net revenues of $3.3 million (compared to $3.0 million in the prior-year period, reflecting an increase in units sold) and $0.5 million from our partnership in the United Arab Emirates (“UAE”) in product sales, with an additional $0.1 million recognized from royalties, compared to $0.5 million in product sales in the same period of 2024. In addition, $0.3 million was recorded from the Hyloris license for RHB-102 (Bekinda®), reflecting a $0.1 million upfront payment at signing and $0.2 million related to the present value of minimum annual payments due from 2027 through 2035. In the first half of 2024, Movantik® generated negative net revenues of $0.9 million, primarily due to product returns, compared to an immaterial amount of contra-revenues in the first half of 2025.

Cost of Revenues for the first half of 2025 was $1.6 million, compared to $1.4 million for the first half of 2024. The 2024 figure included a reduction from Movantik® contra-revenues, while the 2025 revenue increase was only partly reflected in costs, due to royalty and license revenues with no associated COGS.

Gross Profit for the first half of 2025 was $2.5 million, compared to $1.2 million for the first half of 2024 driven by higher revenues, cost-free royalty and license contributions, and the absence of Movantik® adjustments.

Research and Development Expenses for the first half of 2025 were $1 million, as compared to $0.7 million for the first half of 2024. The increase was primarily driven by costs related to various clinical activities as well as regulatory work associated with Talicia.

Selling, Marketing, and General and Administrative Expenses for the first half of 2025 were $5.9 million, as compared to $9 million for the first half of 2024. The decrease was mainly due to U.S. workforce downsizing, continued cost-reduction measures, and an overall lower level of commercial and administrative activity.

Operating Loss for the first half of 2025 was $4.4 million, compared to $8.4 million for the first half of 2024. The decrease is primarily attributable to higher gross profit and reduced operating expenses, as detailed above.

Financial Income, net for the first half of 2025 was $0.2 million, compared to Financial Income, net of $5.4 million for the first half of 2024. In both periods, net financial income was primarily attributable to the revaluation of warrants, partially offset by issuance costs in respect of warrants.

Net Loss for the first half of 2025 was $4.1 million, as compared to $3.1 million for the first half of 2024. The increase in net loss was primarily driven by a significant decrease in financial income related to the revaluation of warrants, partially offset by a reduction in operating loss, as detailed above.

Total Assets as of June 30, 2025, were $18.4 million, as compared to $18.0 million as of December 31, 2024, reflecting higher trade receivables partly offset by lower cash, inventory, and restricted cash.

Total Liabilities as of June 30, 2025, were $22.8 million, as compared to $22.7 million as of December 31, 2024, driven by higher allowances for deductions from revenues and increased accrued expenses, partly offset by lower derivative liabilities following warrant revaluation.

Net Cash Used in Operating Activities for the first half of 2025 was $5 million, compared to $6.2 million for the first half of 2024. The decrease was primarily driven by the continued impact of cost-cutting measures.

Net Cash Provided by Financing Activities for the first half of 2025 was $3.3 million, driven by use of our ATM program, compared to $7.9 million for the first half of 2024, which were mainly derived from equity offerings.

Cash Balance as of June 30, 2025, was $3 million1.

Enhanced Liquidity:

On June 25, 2025, the Company entered into an Any Market Purchase Agreement (the “Purchase Agreement”) with Alumni Capital LP, whereby the Company has the right, but not the obligation, to sell to Alumni, from time to time, up to $10,000,000 of American Depositary Shares (“ADSs”), subject to the terms and conditions set forth in the Purchase Agreement. Thus far, 1,013,908 ADSs have been sold at an average price of $1.67 per ADS, for an aggregate net proceeds of approximately $1.7 million.

On February 3, 2025, the Company entered into an At-the-Market Offering Agreement with H.C. Wainwright & Co., LLC (“Wainwright”), pursuant to which the Company may offer and sell ADSs, from time to time, through Wainwright acting as the Company’s placement agent. Pursuant to the prospectus supplement dated February 3, 2025, the Company may offer and sell ADSs having an aggregate offering price of up to $3,464,000. Thus far, 890,001 ADSs have been sold at an average price of $3.85 per ADS, for an aggregate net proceeds of approximately $3.3 million.

As of September 3, 2025, the Company had 3,329,857 ADSs outstanding (equivalent to 33,298,571,000 ordinary shares), each ADS representing 10,000 ordinary shares of the Company, par value NIS 0.01 per share.

These activities formed part of our plan submitted to Nasdaq in response to their deficiency letter notifying the Company that it was no longer compliant with Nasdaq Listing Rule 5550(b) (the “Rule”), requiring listed companies to maintain a minimum stockholders’ equity of $2,500,000 for continued listing. On August 8, 2025, Nasdaq granted the Company an extension until October 13, 2025, to regain compliance with the Rule.

Commercial and R&D First Half of 2025 Highlights:

Commercial - streamlined and revenue-generating:

With a streamlined commercial operation, Talicia has increased unit sales compared to the same period in 2024 and has maintained its No.1 position as the most prescribed branded H. pylori therapy by U.S. gastroenterologists.

In the first half of 2025, Talicia generated net revenues of $3.3 million in the U.S. Talicia U.S. formulary wins secured 8 million additional covered lives, taking the total to more than 204 million lives, following the Medi-Cal renewal and Humana formulary wins. Talicia also generated an additional approximately $0.6 million in net revenues from our UAE partnership.

Following the successful launch of Talicia in the UAE, focus on geographic expansion continues with potential for a UK MAA approval this year. The Company is also in advanced discussions to secure additional non-dilutive ex-US licensing revenue streams.

Talicia has surpassed the 100,000 prescriptions milestone, with minimal refunds claimed via our innovative warranty program, reflecting a positive patient experience.

R&D - focused on new opportunities:

RedHill’s pipeline, which is predominantly externally funded through multiple U.S. Government and non-governmental collaborations, provides new and exciting opportunities in major indications, including prostate cancer, Ebola virus disease (EBOV) and other viral and pandemic preparedness indications, gastrointestinal-acute radiation syndrome (GI-ARS), diabetes and obesity-related disorders and Crohn’s disease.

Opaganib3:

A potentially broad-acting, novel, oral, host-directed small molecule drug, with a robust safety and tolerability database, directed at multiple underserved indications with sizeable multi-billion-dollar market opportunities and potentially advantageous pathways to approval. Opaganib is in development for multiple oncology, viral, inflammatory and diabetes and obesity-related indications.

Oncology - A new approach in the $12 billion prostate cancer market:

•

Prostate cancer is the second most diagnosed cancer in the world, with around 1.5 million new cases per year, causing almost 400,000 deaths[4]. People with metastatic castrate-resistant prostate cancer (mCRPC) have few treatment options available to them.

•

On July 1, 2025, the Company announced the start of recruitment of a Bayer-supported Phase 2 study of opaganib in combination with Bayer’s darolutamide in mCRPC, evaluating the potentially enhancing effect of opaganib in patients with poor prognosis.

•

Utilizing a precision medicine approach, the unique 60-patient Phase 2 study uses the PCPro™ companion lipid biomarker test to identify patients with poor prognosis most likely to benefit from the combination. The study will utilize PCPro to select mCRPC patients who have a poor prognosis due to standard of care treatment and who may benefit from an opaganib + darolutamide combination treatment approach. The study’s primary endpoint is improved 12-month radiographic progression-free survival (rPFS). Several secondary and exploratory endpoints will also be evaluated.

Ebola Virus Disease (EBOV):

•

Opaganib is believed to be the first host-directed molecule to show activity in vivo in EBOV, delivering a statistically significant increase in survival and, separately, demonstrating a robust synergistic effect in vitro when combined with remdesivir (Veklury®; Gilead Sciences, Inc.), improving viral inhibition while maintaining cell viability.

GI-ARS:

•

U.S. Government- and non-government funded programs ongoing with the NIH / BARDA-funded nuclear and chemical medical countermeasure programs for GI-ARS, undertaken as part of the U.S. Government’s Radiation and Nuclear Countermeasures Program product pipeline development contract.

Diabetes and obesity-related disorders:

•

Positive in vivo study results support the potential of opaganib therapy in diabetes and obesity-related disorders - a market projected to be worth approximately $100 billion within the next decade. Positive results from multiple in vivo studies showing the impact of opaganib on weight gain and glucose intolerance in a high fat diet (HFD) model were recently published[5] in the journal Diabetes, Metabolic Syndrome and Obesity.

RHB-2046:

RHB-204, an orally-administered, next-generation optimized formulation of RedHill’s RHB-104 designed to further enhance tolerability, safety and patient adherence, is supported by positive RHB-104 Phase 3 safety and efficacy results7, which delivered a statistically significant 64% improvement in efficacy8. RHB-204 is patent protected through 2041.

Crohn’s Disease (CD) - Paradigm shift in MAP-positive CD treatment approach:

•

On July 21, 2025, the Company announced that it had received positive feedback from the FDA, following a scheduled Type C meeting, in which the FDA provided guidance on the pathway to approval for the Company’s potentially groundbreaking RHB-204 Crohn’s disease development program.

•

The positive FDA feedback allows for the planned RHB-204 Phase 2 study to be the first ever clinical trial in CD to test a specifically defined population of Mycobacterium avium subspecies paratuberculosis infected (MAP-positive) CD patients. This groundbreaking approach, which tests MAP as a root cause of CD, could potentially make RHB-204, if approved, a paradigm-shifting new therapy treating both the suspected cause of the disease and its symptoms.

•	As part of the planned Phase 2 study, RedHill has initiated two new collaborations with leading academic centers utilizing cutting-edge rapid and accurate MAP detection diagnostics – the lack of which has previously been a major barrier to advancing the Company’s novel anti-MAP Crohn’s disease program.

•	Innovative study design enables a smaller sample size allowing for lower study costs and faster time to completion.

RHB-107 (upamostat)9:

On January 30, 2025, we were notified that funding from the U.S. Government Department of Defense’s Joint Program Executive Office for Chemical, Biological, Radiological and Nuclear Defense for the ongoing 300-patient Phase 2 RHB-107 arm of the ACESO PROTECT platform trial for early COVID-19 outpatient treatment was subject to termination, requiring the study to cease enrollment on February 28, 2025. 92 patients have been enrolled out of a fully enrolled target patient population of 300. Due to the reduced number of patients enrolled in this study, the study result may not lead to conclusions regarding the efficacy of RHB-107 in this trial.

The U.S. Army-funded Ebola development program remains ongoing, with RHB-107 having demonstrated a robust synergistic effect in vitro when combined with remdesivir. Management of potential Ebola virus pandemic outbreaks represents a significant opportunity and is a key concern for global health agencies.

About RedHill Biopharma

RedHill Biopharma Ltd. (Nasdaq: RDHL) is a specialty biopharmaceutical company primarily focused on U.S. development and commercialization of drugs for gastrointestinal diseases, infectious diseases and oncology. RedHill promotes the FDA approved gastrointestinal drug Talicia®, for the treatment of Helicobacter pylori (H. pylori) infection in adults10. RedHill’s key clinical late-stage development programs include: (i) opaganib (ABC294640), a first-in-class, orally administered sphingosine kinase-2 (SPHK2) selective inhibitor with anti-inflammatory, antiviral, and anticancer activity, targeting multiple indications with U.S. government and academic collaborations for development for radiation and chemical exposure indications such as GI-Acute Radiation Syndrome (GI-ARS), a Phase 2/3 program for hospitalized COVID-19, and a Phase 2 study in prostate cancer in combination with darolutamide; (ii) RHB-204, a next-generation optimized formulation of RHB-104, with a planned Phase 2 study for Crohn’s disease (based on RHB-104’s positive Phase 3 Crohn’s disease study results) and Phase 3-stage for pulmonary nontuberculous mycobacteria (NTM) disease; (iii) RHB-107 (upamostat), an oral broad-acting, host-directed, serine protease inhibitor with potential for pandemic preparedness, is in late-stage development as a treatment for non-hospitalized symptomatic COVID-19 and is also targeting multiple other cancer and inflammatory gastrointestinal diseases; and (iv) RHB-102, with potential UK submission for chemotherapy and radiotherapy induced nausea and vomiting, positive results from a U.S. Phase 3 study for acute gastroenteritis and gastritis and positive results from a U.S. Phase 2 study for IBS-D. RHB-102 is partnered with Hyloris Pharma (EBR: HYL) for worldwide development and commercialization outside North America.

More information about the Company is available at www.redhillbio.com / X.com/RedHillBio.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and may discuss investment opportunities, stock analysis, financial performance, investor relations, and market trends. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control and cannot be predicted or quantified, and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation: market and other conditions; the Company’s ability to maintain compliance with the Nasdaq Capital Market’s listing requirements; the risk that the addition of new revenue generating products or out-licensing transactions will not occur; the risk of current uncertainty regarding U.S. government research and development funding and that the U.S. government is under no obligation to continue to support development of our products and can cease such support at any time; the risk that acceptance onto the RNCP Product Development Pipeline or other governmental and non-governmental development programs will not guarantee ongoing development or that any such development will not be completed or successful; the risk that the FDA does not agree with the Company’s proposed development plans for its programs; the risk that the Company’s development programs and studies may not be successful and, even if successful, such studies and results may not be sufficient for regulatory applications, including emergency use or marketing applications, and that additional studies may be required; the risk of market and other conditions and that the Company will not successfully commercialize its products; as well as risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company’s research, manufacturing, pre-clinical studies, clinical trials, and other therapeutic candidate development efforts, and the timing of the commercial launch of its commercial products and ones it may acquire or develop in the future; (ii) the Company’s ability to advance its therapeutic candidates into clinical trials or to successfully complete its pre-clinical studies or clinical trials or the development of any necessary commercial companion diagnostics; (iii) the extent and number and type of additional studies that the Company may be required to conduct and the Company’s receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company’s therapeutic candidates and Talicia®; (v) the Company’s ability to successfully commercialize and promote Talicia®; (vi) the Company’s ability to establish and maintain corporate collaborations; (vii) the Company’s ability to acquire products approved for marketing in the U.S. that achieve commercial success and build its own marketing and commercialization capabilities; (viii) the interpretation of the properties and characteristics of the Company’s therapeutic candidates and the results obtained with its therapeutic candidates in research, pre-clinical studies or clinical trials; (ix) the implementation of the Company’s business model, strategic plans for its business and therapeutic candidates; (x) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (xi) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (xii) estimates of the Company’s expenses, future revenues, capital requirements and needs for additional financing; (xiii) the effect of patients suffering adverse experiences using investigative drugs under the Company’s Expanded Access Program; (xiv) competition from other companies and technologies within the Company’s industry; and (xv) the hiring and employment commencement date of executive managers. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company’s filings with the Securities and Exchange Commission (SEC), including the Company’s Annual Report on Form 20-F filed with the SEC on April 10, 2025. All forward-looking statements included in this press release are made only as of the date of this press release. The Company assumes no obligation to update any written or oral forward-looking statement, whether as a result of new information, future events or otherwise unless required by law.

Company contact:

Adi Frish
Chief Corporate and Business Development Officer
RedHill Biopharma
+972-54-6543-112
adi@redhillbio.com

Category: Financials

1 Including cash, cash equivalents, short-term bank deposits and restricted cash.

2 All financial highlights are approximate and are rounded to the nearest hundreds of thousands.

3 Opaganib is an investigational new drug, not available for commercial distribution.

4 Bray et al: Global cancer statistics 2022: GLOBOCAN estimates of incidence and mortality worldwide for 36 cancers in 185 countries. https://acsjournals.onlinelibrary.wiley.com/doi/10.3322/caac.21834

5 Maines LW, Keller SN, Smith RA, Smith CD. Opaganib Promotes Weight Loss and Suppresses High-Fat Diet-Induced Obesity and Glucose Intolerance. Diabetes Metab Syndr Obes. 2025;18:969-983 https://doi.org/10.2147/DMSO.S514548

6 RHB-204 is an investigational new drug, not available for commercial distribution.

7 RHB-104 is an investigational new drug, not available for commercial distribution in the United States.

8 Graham DY, et al. Randomized, Double-Blind, Placebo-Controlled Study of Anti-Mycobacterial Therapy (RHB-104) in Active Crohn’s Disease. Antibiotics (Basel). 2024 Jul 25;13(8):694. https://www.mdpi.com/2079-6382/13/8/694. PMID: 39199994; PMCID: PMC11350828.

9 RHB-107 is an investigational new drug, not available for commercial distribution.

10 Talicia® (omeprazole magnesium, amoxicillin and rifabutin) is indicated for the treatment of H. pylori infection in adults. For full prescribing information, see: https://www.talicia.com/.

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

	Six Months Ended
	June 30,
	2025	2024
	U.S. dollars in thousands
NET REVENUES	4,079	2,572
COST OF REVENUES	1,607	1,404
GROSS PROFIT	2,472	1,168
RESEARCH AND DEVELOPMENT EXPENSES	964	659
SELLING AND MARKETING EXPENSES	2,035	3,487
GENERAL AND ADMINISTRATIVE EXPENSES	3,851	5,470
OPERATING LOSS	(4,378)	(8,448)
FINANCIAL INCOME	1,338	7,157
FINANCIAL EXPENSES	1,093	1,797
FINANCIAL INCOME, net	245	5,360
LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	(4,133)	(3,088)
LOSS PER ORDINARY SHARE, basic and diluted (U.S. dollars)	0.00	0.00
WEIGHTED AVERAGE OF ORDINARY SHARE (in thousands)	18,030,006	11,760,458

The accompanying notes are an integral part of these condensed consolidated financial statements.

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited)

	June 30,	December 31,
	2025	2024
	U.S. dollars in thousands
CURRENT ASSETS:
Cash and cash equivalents	2,866	4,617
Restricted cash	160	—
Trade receivables	5,350	2,539
Prepaid expenses and other receivables	1,010	1,104
Inventory	3,169	3,651
	12,555	11,911
NON-CURRENT ASSETS:
Restricted cash	—	148
Fixed assets	126	135
Right-of-use assets	163	302
Intangible assets	5,531	5,547
	5,820	6,132
TOTAL ASSETS	18,375	18,043

CURRENT LIABILITIES:
Account payable	835	1,168
Lease liabilities	214	353
Allowance for deductions from revenue	10,541	9,288
Derivative financial instruments	11	1,421
Accrued expenses and other current liabilities	10,686	9,993
	22,287	22,223

NON-CURRENT LIABILITIES:
Lease liabilities	—	3
Royalty obligation	500	500
	500	503
TOTAL LIABILITIES	22,787	22,726

CAPITAL DEFICIENCY:
Ordinary shares	63,404	35,036
Additional paid-in capital	350,303	375,082
Accumulated deficit	(418,119)	(414,801)
TOTAL CAPITAL DEFICIENCY	(4,412)	(4,683)
TOTAL LIABILITIES CAPITAL DEFICIENCY	18,375	18,043

The accompanying notes are an integral part of these condensed consolidated financial statements.

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended
	June 30,
	2025	2024
	U.S. dollars in thousands
OPERATING ACTIVITIES:
Loss	(4,133)	(3,088)
Adjustments in respect of income and expenses not involving cash flow:
Share-based compensation to employees and service providers	297	229
Depreciation	152	402
Amortization of intangible assets	16	16
Gains from early termination of leases, net	—	(23)
Fair value gains on derivative financial instruments net of recognition of unrecognized day 1 loss	(1,269)	(7,108)
Issuance costs in respect of warrants	—	1,497
Warrants issued as fees under a Market Purchase Agreement	518	—
Exchange differences and revaluation of bank deposits	26	(4)
	(260)	(4,991)
Changes in assets and liability items:
Decrease (increase) in trade receivables	(2,811)	1,617
Decrease (increase) in prepaid expenses and other receivables	94	(108)
Decrease in inventories	482	585
Decrease in accounts payable	(333)	(1,366)
Increase (decrease) in accrued expenses and other liabilities	693	(631)
Increase in allowance for deductions from revenue	1,253	1,797
	(622)	1,894
Net cash used in operating activities	(5,015)	(6,185)
INVESTING ACTIVITIES:
Purchase of fixed assets	(4)	(1)
Net cash used in investing activities	(4)	(1)
FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares and warrants, net of issuance costs	3,448	8,263
Decrease in restricted cash	—	51
Payment of principal with respect to lease liabilities	(189)	(414)
Net cash provided by financing activities	3,259	7,900
INCREAE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,760)	1,714
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	9	(6)
BALANCE OF CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD	4,617	5,569
BALANCE OF CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	2,866	7,277
SUPPLEMENTARY INFORMATION ON INTEREST RECEIVED IN CASH	89	38
SUPPLEMENTARY INFORMATION ON INTEREST PAID IN CASH	10	28
SUPPLEMENTARY INFORMATION ON NON-CASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of right-of-use assets by means of lease liabilities	—	5
Decrease in lease liability (with corresponding decrease in right of use asset in amount of $170 in the six months ended June 30, 2024) resulting from early termination of lease	—	193

The accompanying notes are an integral part of these condensed consolidated financial statements.